UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported):	December 3, 2024 (November 13, 2024)

Traccom Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-2462209
(State or other	(I.R.S. Employer
jurisdiction of incorporation)	Identification No.)

27 West Anapamu Street, Suite 256

Santa Barbara, CA  93101

(Address of principal executive offices) (zip code)

(509) 703-4187

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 6. Changes in Control of Issuer

On November 13, 2024 (“Closing Date”) Traccom Inc. (“Company”) entered into an Agreement and Plan of Share Exchange dated as of such date (the “Vulcain Exchange Agreement”) with Vulcain Inc., a Washington corporation (“Vulcain”) and all of the shareholders of Vulcain (the “Vulcain Shareholders”). Pursuant to the Exchange Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding shares of common stock of Vulcain (“Vulcain Shares”) from the Vulcain Shareholders pursuant to which Vulcain became a wholly owned subsidiary of the Company (“Vulcain Acquisition”).  In accordance with the terms of the Vulcain Exchange Agreement, and in connection with the completion of the Vulcain Acquisition, on the Closing Date the Company issued 117,813,681 shares of common stock to the Vulcain Shareholders (“Vulcain Purchase Price”).  After completion of the acquisition the Company has 122,020,820 shares of common stock outstanding (124,014,402 on a fully diluted basis).

In connection with the Vulcain Acquisition, Harry Steck resigned as our CEO and President, but remained a member of our board of directors until November 26, 2024 (as described below) and Joseph Morgan resigned as a member of our board of directors.  In connection therewith, Greg Duffell was appointed to serve as the President and Chief Executive Officer of the Company.

Simultaneously with the completion of the Vulcain Acquisition, Traccom ceased the operations of its legacy business and all of the operations of Traccom are the operations of its wholly-owned subsidiary Vulcain.

All of the Company’s shares of common stock issued to the Vulcain Shareholders in connection with the Vulcain Acquisition are restricted securities, as defined in paragraph (a) of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Such shares were issued pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder.

Item 7. Departure of Certain Officers

On November 13, 2024, Harry Steck resigned as the Company’s President and CEO and Joseph Morgan resigned as a director of the Company. Each of Messrs. Steck and Morgan submitted their resignations in connection with the terms of the Vulcain Exchange Agreement. On November 26, 2024, Harry Steck resigned as a director of the Company. Their resignations were not as a result of any disagreement related to the operations, policies or practices of the Company.

On November 13, 2024, the board of directors appointed Greg Duffell to serve as the Company’s President, CEO, CFO and Secretary, as well as to serve as a member of the Company’s board of directors. The Company also appointed Dr. Robert Whitehair to serve as a member of the board of directors and to head Vulcain’s Causal AI and Knowledge Centers and Peter Stockmann to serve as member of the Company’s board of directors.

Item 8. Certain Unregistered Sales of Equity Securities

In connection with the Vulcain Exchange Agreement, the Company issued an aggregate of 117,813,681 shares of its common stock to the Vulcain Shareholders in a private transaction in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  On November 13, 2024, the Company issued an aggregate of 424,633 shares of its Series A Convertible Preferred Stock in exchange for the conversion of $424,633 of debt, in a private transaction in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.

Item 9. Other Events

Appointment of Officers and Directors

On November 13, 2024, the Company’s board of directors approved the appointment of: (i) Greg Duffell to serve as President, CEO, CFO and Secretary and as a member of the Company’s board of directors, (ii) Dr. Robert

Whitehair to head the Company’s Causal AI and Knowledge Centers and as a member of the Company’s board of directors, and (iii) Peter Stockmann as a member of the Company’s board of directors.

Gregory A. Duffell.  On November 13, 2024, the Company’s board of directors appointed Mr. Duffell to serve as the Company’s President, CEO, CFO and Secretary and as a member of the board of directors.  An innovative entrepreneur with 40 years of experience in artificial intelligence, travel and tourism technology, STEM education, payments technology marketplaces, and franchising.  Mr. Duffell has served as the CEO of Vulcain Inc. (previously named Payment Dynamics Inc.) since July 2020, and the Company’s wholly owned subsidiary Vulcain Pte. Ltd in Singapore, since June 2023.  Prior thereto from May 2021 to December 2023, Mr. Duffell was the CEO of Smoove Xperience Inc., a US Delaware company where he led the development of an in-destination online travel platform from Singapore.  Mr. Duffell served as the Chief Commercial Officer and Asia Pacific CEO for Jungl/Coded Minds Inc. a Dubai company from February 2018 to August 2021 where during COVID he expanded STEM education initiatives from Canada and the U.S. to Asia for online primary and secondary education. From November 2018 to December 2019, Mr. Duffell served as the Chief Commercial Officer of Cranium Ventures Limited, a United Kingdom company where he sold next-generation banking switches and digital payment solutions.  Prior thereto, Mr. Duffell held various executive positions in companies in industries such as Travel and Tourism; Manager of Strategy, Emirates Airlines/dnata Group in Dubai from 2011 to 2013, CEO of  Pacific Asia Travel Association (PATA) from 2009 to 2011, CEO, Indochina Services Travel Group in Bangkok, Thailand from 2006 to 2009, General Manager, Thomas Cook Worldwide Network from 1997 to 2000 and Regional Director, Asia Pacific, Budget Rent A Car from 1983 to 1994. From 2002 to 2006 Mr. Duffell was International President and co-founder of Migo Software Inc in California, US, and from 1994 to 1996 the CEO of Electric Motor Car Corporation (Delaware, US) an early pioneer in electric vehicles.

Mr. Duffell currently serves as a director of Smoove Xperience Inc., Bond Asian Ventures Limited (Hong Kong), BAVEX Holdings Limited (UK), and International School of Sustainable Tourism (Philippines).  Mr. Duffell served as a trainee cadet pilot in the Royal Australian Air Force and received certificates in Financial Accounting and Financial Management from the University of Singapore (1993) and Singapore Institute of Management (1992) respectively.

Dr. Robert Whitehair. On November 13, 2024, the Company’s board of directors appointed Dr. Whitehair to serve as a member of the board of directors as well as to serve as the head of Vulcain’s Causal AI and Knowledge Centers.  Since 2020, Dr. Whitehair has been the CEO of Eumonics Inc., a Massachusetts software research and development corporation that built a platform to capture, store, reuse and commercialize knowledge and data. Dr. Whitehair served as the President of Artlog Inc., a wholly owned subsidiary of Vulcain Inc. from 1994 through 2023. From 2000 to 2011, Dr. Whitehair was a founder and Chief Research Officer of River Logic, Inc. a Dallas company specializing in Integrated Business Planning (IBP) solutions. Prior thereto from 1997 to 2000, Dr. Whitehair was the Division General Manager of EBSCO Information Technologies (EIT), a leading provider of technology for adding value to content such as research databases as well as clinical and digital content for academic use across the globe. From 1995 to 1997, Dr. Whitehair was the founder and President of COR Technologies, Inc. a pioneer in development of Integrated Business Planning Solutions.

Dr. Whitehair has been developing leading edge information technology in academia and industry for over 40 years. During this time, he invented or co-invented technologies including parallel Common Lisp, Integrated Business Planning (IBP), the Global Integrated Planning System (GIPSY), Constraint-Oriented Reasoning, Event-Oriented Reasoning, Event Path Analysis, State-based Reasoning, HotDex Forecasting, Trend Explorer, Trend Analyzer, Trend Mapping, Partition-based Optimization solutions, and The Leading Indicator Analyzer. These advances have been incorporated in commercial solutions at companies including EBSCO Industries, TELUS, Inc., River Logic, Inc., WebMD, Fisher International, Blacksmith Solutions, and T-Pro Solutions.

Dr. Whitehair is a recognized global leader in the development of “Causal Artificial Intelligence” or “Causal AI.” Causal AI differs from conventional AI such as “Deep Learning” in that it has the ability to reason about causation and to provide more accurate predictive and prescriptive solutions for critical commercial problems. Most important, Causal AI can provide explanations for observed behaviors and accurately predict future outcomes.

Dr. Whitehair is credited as the “father of Integrated Business Planning (IBP)” and has led IBP R&D since the 1980’s. In addition, his research developed theoretical and mathematical foundations of artificial intelligence, knowledge-based programming languages, knowledge-based decision support systems, simulation, and computational linguistics.

Dr. Whitehair has published over 30 industry accepted articles and technical reports. Dr. Whitehair also served as a Manufacturing Consultant for Arthur Andersen and in a variety of research and development positions for IBM, GTE and General Motors. Dr. Whitehair developed over 10,000 IBP models in industries such as Consumer Packaged Goods (CPG), forest products, chemicals, financial services, energy, healthcare and engineering.

Dr. Whitehair earned his Ph.D. in Computer Science from the University of Massachusetts.  Dr. Whitehair is the author of the published book, “American Buyout” and founder, President of The Center for National Vesting in Beverly, Massachusetts.

Peter Stockmann.  On November 13, 2024, the Company’s board of directors appointed Mr. Stockmann to serve as a member of the Company’s board of directors.  Mr. Stockmann has served as the chairman of the board of directors of Vulcain Inc. since December 2023, as well as the CEO of the Americas.  Mr. Stockmann has over 60 years of experience as an accomplished businessman, entrepreneur and educator.  From 2016 to 2022, Mr. Stockmann was the CEO and President of Areopa, a Belgium company, developing knowledge management and evaluation systems. Prior thereto from 2010 to 2015, Mr. Stockmann served as CEO of PatentBooks, a patent evaluation company that aggregated patents into various verticals including energy, healthcare and autonomous vehicles. From 2000 to 2005, Mr. Stockmann worked for Harley Ellis Design as a design consultant on learning and conference space. Mr. Stockmann spent the first 36 years of his career working for Ford Motor Company from 1963 to 1999.  While at Ford, Mr. Stockmann held various positions.  From 1987 to 1999, Mr. Stockmann was the director of Knowledge Management where he developed a new worldwide knowledge management program for hourly apprentices (pipefitter, electricians, millwrights, and construction workers), mid-level employees, c-level employees and executives.  From 1975 to 1987, Mr. Stockmann worked in product development mainly coordinating the “World Car Program” - The Ford Taurus where he was tasked with coordinating 85 world-wide manufacturing suppliers and to bring the project in on time and on budget.   From 1963 to 1975, Mr. Stockmann worked in the finance department working on product analysis, currency exchange investing, transition of Jaguar and Land Rover in the Ford product lineup and as comptroller at the Sterling Axle Plant. While at Ford, Mr. Stockmann was responsible for the design and build of a 300,000 square foot “State of the Art” training and development center, which was recognized by Training & Development magazine as the number one learning facility three years in a row.  Mr. Stockmann received a BS/BA in Finance from St. Joseph’s College and an MBA from Central Michigan University.  Mr. Stockmann is currently the President of the American International Academy (Charter School).

Amendment to 2021 Incentive Stock Plan

On November 18, 2024, the Company’s board of directors approved an increase in the number of shares of common stock issuable under the Company’s 2021 Incentive Stock Plan (“Plan”) from 600,000 shares to 10,000,000 shares. On November 19, 2024, shareholders holding a majority of the shares of the Company’s common stock approved the increase in the number of shares of common stock issuable under the Plan from 600,000 shares to 10,000,000 shares of common stock.

Exhibits

99.1Agreement and Plan of Share Exchange dated November 13, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRACCOM INC.

Dated: December 3, 2024	By:	/s/ Greg Duffell
	Name:	Greg Duffell
	Title:	Chief Executive Officer